Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months Ended

	March 30,	March 31,
	2002	2001

Income before taxes	$1,317	$906

Add fixed charges net of capitalized interest	37	28

Income before taxes and fixed
charges (net of capitalized interest)	$1,354	$934

Fixed charges:

Interest	$24	$12

Capitalized interest	--	1

Estimated interest component of rental expense	13	16

Total	$37	$29

Ratio of earnings before taxes and fixed charges, to fixed charges	37	32